

Mail Stop 3030

December 11, 2008

Via Facsimile and U.S. Mail

Michael W. Zellner
Chief Financial Officer
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA 95054

>   **Re: PMC-Sierra, Inc.**
>   **Form 10-K for the fiscal year ended December 30, 2007**
>   **Form 10-Q for the quarter ended September 28, 2008**
>   **File No. 0-19084**

Dear Mr. Zellner:

We have reviewed your letter dated November 14, 2008 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 30, 2007

Item 11. Executive Compensation, page 98

1.   We note your response to prior comment 10. Please expand your justification for why you believe disclosing the historical performance goals applicable to your short-term incentive program will result in competitive harm to you. For example, please:

- Clarify how disclosing performance target levels for a past year would "essentially be informing [your] competitors of [your] expectations . . .for the current fiscal year, for [your] business, financial and operational strategies," including the areas noted in the last sentence of the second paragraph on page 10 of your response letter. For instance, explain why would a past year's performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these goals or different goals altogether;
- Tell us how competitors would be able to extrapolate or forecast your business model to future periods from disclosure of performance targets for a past year. For example, how would a competitor's comparison of these business goals as reflected in the performance targets enable it to draw a specific conclusion with respect to your strategic activities in future years? Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?;
- Discuss how historical design wins and new or strategic account penetration would permit competitors to learn your strategic direction, thereby enabling competitors to thwart your goals. It is unclear how you reached this conclusion, given that the predictive value would appear subject to significant assumptions by your competition as to your strategic direction; and
- Describe in more detail how disclosing the financial targets of the company for the past year would result in competitive harm to you.

Form 10-Q for the quarter ended September 28, 2008

Note 3. Fair Value Measurements, page 10
Note 6. Investment securities, page 18

2.   We note your response to prior comments 7 and 12. Explain to us why you believe your presentation of the Reserve Funds as cash equivalents and short-term investments is appropriate at September 28, 2008, given the redemption restrictions. Specifically address why you believe a portion of these funds meet the criteria for classification as a cash equivalent as specified by paragraph 8 of SFAS 95.

3.   As a related matter we note that your investments in the Reserve Funds are considered level 3 assets. In future periods where your level 3 assets are material, please revise future filings to describe the inputs used and the information used to develop those inputs. Revise your Management's Discussion and Analysis in future filings to discuss how changes to your inputs impacted or could impact your results of operations, liquidity, and capital resources.

Michael W. Zellner
PMC-Sierra, Inc.
December 11, 2008
Page 3

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity & Capital Resources, page 38

4.   We note from your revised disclosures in response to comment 12 that your outstanding senior convertible notes provide one of your principal sources of liquidity. It appears that this disclosure is focused on your past sources of liquidity. Revise future filings to also discuss your *future* sources of liquidity.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Staff Attorney, at (202)-551-3641 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief